

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   January 16, 2008

Jian Fu
Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza,
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

> **Re: Shiner International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 21, 2007**
> **File No. 333-148304**
>
> **Current Report on Form 8-K**
> **Filed July 27, 2007**
> **File No. 000-52743**

Dear Mr. Fu:

    We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jian Fu
Shiner International, Inc.
January 16, 2008
Page 2

Form SB-2

General

1. In your MD&A on page 31 you state that Cartan Holdings, Inc. acquired the capital stock of Sino Palace Holdings Limited as part of the reverse acquisition. However, in Note 1 on page F-24, you state that Cartan acquired the capital stock of each of Hainan Shiner Industrial Co., Ltd., Hainan Shiny-day Color Printing Packaging Co., Ltd., as well as the capital stock of their subsidiaries. In this regard, it is not clear to us who the accounting acquirer is. Please clarify who you have determined the accounting acquirer to be, explain how this determination was made and demonstrate that your filing includes all the historical financial statements required by Regulation S-B. Additionally, please revise your document to disclose the number of shares that were exchanged for the 16,500,000 shares of Cartan Holdings, Inc.

2. Given that your reverse acquisition occurred on July 23, 2007, please revise your Form SB-2 such that all share data, per share data and equity disclosures related to Shiner International, Inc. should be retro-actively restated to reflect the shares issued by Cartan Holdings, Inc. to "acquire" Shiner International, Inc. as outstanding for all periods presented, in a manner similar to a stock split.

Market for Common Equity and Related Stockholder Matters, page 16

Dividends, page 17

3. You state that you "have never paid any dividends" on your common stock. However, your consolidated statement of cash flows, as well as the liquidity and capital resources section on page 38, indicates that you paid dividends of $1.6 million during 2007. Please advise or revise.

Financial Statements, page F-1

General

4. In the notes to your interim financial statements, please summarize the material terms of the October 2007 warrants. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Combined Statement of Cash Flows, page F-6

5. Please supplementally tell us the nature of the line item, "construction-in-process" for the year ended December 31, 2006.

Note 1 – Organization and Basis of Presentation, page F-7

6. Please supplementally tell us and disclose what ownership interest Sino Palace Holdings Limited had in each of Hainan Shiner Industrial Co., Ltd. and Hainan Shiny-day Color Printing Packaging Co., Ltd. prior to the date of the reverse acquisition.

Note 14 – Geographical Sales, page F-19 and Note 12, page F-34

7. Please revise your disclosure to indicate your basis for attributing revenues from external customers to individual areas as required by paragraph 38(a) of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

Form 8-K Filed July 27, 2007

Item 4.01 – Changes in Registrant's Certifying Accountant

8. Please amend your Form 8-K to comply with Item 304 of Regulation S-B. Please be advised that all the disclosures related to the former auditor are required to cover the two most recent fiscal years and the period through the date of dismissal pursuant to Item 304 of Regulation S-B.

Item 5.03 – Change in Fiscal Year

9. We note that the fiscal year end of Cartan Holdings, Inc. was March 31. We also note that the fiscal year end of Shiner International, Inc. appears to be December 31. In this regard, please tell us if you have changed your fiscal year end to that of Shiner. If so, please amend your Form 8-K to disclose the change in your fiscal year end due to the reverse acquisition.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Selig D. Sacks, Esq.
   Pryor Cashman LLP
   410 Park Avenue, 10th Floor
   New York, NY 10022